Exhibit 99.3

2012 OCT 11 PM 2:01
DOROTHY BROWN CLERK

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

PEOPLE OF THE STATE OF ILLINOIS, *ex rel.*, ANDREW BORON, DIRECTOR OF INSURANCE OF THE STATE OF ILLINOIS,	)	
Plaintiffs,	)	
v.	)	**NO.**
Triad Guaranty Insurance Corporation, an Illinois domestic stock insurance company, and Triad Guaranty Assurance Corporation, an Illinois domestic stock insurance company,	)	12CH43895
Defendants.	)	

VERIFIED COMPLAINT FOR REHABILITATION
WITH A FINDING OF INSOLVENCY

THE PEOPLE OF THE STATE OF ILLINOIS, upon the relation of Andrew Boron, Director of Insurance of the State of Illinois (the "Director"), by and through their attorney, LISA MADIGAN, Attorney General of the State of Illinois, for their Complaint for Rehabilitation against Defendants Triad Guaranty Insurance Corporation ("Triad") and Triad Guaranty Assurance Corporation ("TGAC"), do allege and state as follows:

JURISDICTION AND VENUE

1. This Verified Complaint is filed pursuant to the provisions of Article XIII of the Illinois Insurance Code (the "Code"), 215 ILCS 5/187, *et seq.*, which, *inter alia*, authorizes the Director to apply to this Honorable Court, through the Attorney General of the State of Illinois, on

behalf of the People of the State of Illinois, for the entry of an order to rehabilitate a domestic company upon a showing that any of the grounds for rehabilitation specified in Section 188 of the Code, 215 ILCS 5/188, exist.

2.   Venue is proper in the Circuit Court of Cook County, Illinois pursuant to the provisions of Sections 188 and 2-101 of the Code, 215 ILCS 5/188 and 735 ILCS 5/2-101.

PARTIES AND RELATED ENTITIES

3.   Pursuant to the McCarran-Ferguson Act, 15 U.S.C. Section 1011, et seq., the fifty states, the District of Columbia and the U.S. territories regulate the business of insurance, not the federal government. The Relator, Andrew Boron, is the Director of Insurance of the State of Illinois, and, as such, is charged under Section 401 of the Code, 215 ILCS 5/401, with the rights, powers and duties appertaining to the enforcement and execution of all of the insurance laws of the State of Illinois. The Illinois Department of Insurance (the "Department") licenses, regulates, examines and, if appropriate, disciplines individuals and entities engaged in Illinois in the business of insurance. The Department's responsibilities include, but are not limited to, all aspects of insurance company solvency, the conduct of agents, brokers and companies, the collection of insurance taxes and assessments and, more broadly, the authority to regulate any individual or company involved with the management, distribution, sales or marketing of insurance or insurance-related matters in Illinois. On every topic, the Department's first priority is the protection of the people, families and businesses that purchase insurance in the State of Illinois.

4.   Defendant, Triad, is a domestic stock insurance company organized under and existing by virtue of the laws of the State of Illinois, having its principal place of business at 101 South Stratford Road, Winston-Salem, North Carolina, and is authorized to transact the business of mortgage guaranty insurance in the State of Illinois as set forth by the Code. Triad ceased issuing new commitments for mortgage guaranty insurance coverage in 2008 and has been operating its business in run-off under two Corrective Orders issued by the Department. Triad is wholly owned by Triad Guaranty Inc.

5.   Defendant, TGAC, is a domestic stock insurance company organized under and existing by virtue of the laws of the State of Illinois, having its principal place of business at 101 South Stratford Road, Winston-Salem, North Carolina, and is authorized to transact the business of mortgage guaranty reinsurance in the State of Illinois as set forth by the Code. Triad ceased issuing new reinsurance coverage in 2008 and has been operating its business in run-off under two Corrective Orders issued by the Department. TGAC is wholly owned by Triad.

6.   Triad Guaranty Inc. is a publicly traded Delaware corporation ("TGI") having its principal place of business at 101 South Stratford Road, Winston-Salem, North Carolina.

BACKGROUND

7.   In Note 1 to its Form 10-Q, filed on November 14, 2012 for the period ending September 30, 2012 ("TGI's Form 10-Q"), TGI reported as follows to the Securities Exchange Commission:

A.   Triad ceased issuing new commitments for mortgage guaranty insurance coverage in 2008 and is operating its business in run-off under two Corrective Orders issued by the Department, as discussed in "Corrective Orders and Regulation" below. The first Corrective Order was issued in 2008. The second Corrective Order was issued in 2009.

B.   As required by the second Corrective Order, effective on and after June 1, 2009, valid claims are settled by a combination of 60% in cash and 40% in the form of a deferred payment obligation ("DPO" or the "Deferred Payment Obligations").

C.   Failure to comply with the provisions of the Corrective Orders, or other factors, could result in the imposition of fines or penalties or subject Triad to further legal proceedings, including receivership proceedings for the conservation, rehabilitation, or liquidation of Triad.

D.   During the third quarter of 2012, Triad reported that it was not in compliance with a provision in the second Corrective Order.

E.   *The second Corrective Order requires Triad to set aside invested assets in an escrow account in an amount equal to the combined DPO and accrued interest thereon.* The second Corrective Order also requires Triad to accrue interest on the DPO at a rate equal to Triad's investment portfolio yield as defined in the second Corrective Order. At September 30, 2012, the recorded DPO, including accrued interest of $45.7 million, amounted to $765.0 million, which exceeded the cash and invested assets of Triad at that date. *Triad previously reported to the Department that as of August 31, 2012, the aggregate amount of the DPO liability exceeded the cash and invested assets of Triad that were available for segregation in*

a separate account. Accordingly, Triad was not in compliance with this provision of the second Corrective Order as of August 31, 2012. (Emphasis added.)

F.   Moreover, if the Department determines that Triad is insolvent under applicable law, it would be required to institute a receivership proceeding over Triad. In addition, the Department retains the inherent authority to institute such proceedings against Triad for any reason and Triad has previously agreed not to contest the taking of any such actions.

8.   In Note 2 to TGI's Form 10-Q TGI reported as follows to the Securities Exchange Commission:

The positive impact on statutory surplus resulting from the second Corrective Order has resulted in Triad reporting a policyholders' surplus in its SAP financial statements of $224.1 million at September 30, 2012, as opposed to a deficiency in policyholders' surplus of $834.5 million on the same date had the second Corrective Order not been implemented.

9.   In the absence of the prescribed accounting practices allowed under the Corrective Orders, Triad's Quarterly Statement as of June 30, 2012 (the "Second Quarter Statement"), as filed with the Department, reported a negative policyholder surplus of $801,510,661.

10.   In its August 2012 Financial Results, dated September 21, 2012, as reported to the Department, (the "August 2012 Financial Results") Triad reported as follows:

A.   Cash and invested assets in the amount of $737,125.

B.   Deferred Payment Obligations in the aggregate amount of $751.9 million, including accrued interest of $43.9 million.

C.   At Note 1 of its August 2012 Financial Results, Triad states, "[a]bsent any bulk settlement of liabilities, we project that the cash and invested asset balance will decline to

approximately $713 million by year-end 2012."

10.   Paragraph 17 of the second Corrective Order states,

17.   In the event that the Director determines at any time in his discretion that the Plan implemented by this Order has not been or will not be successful in adequately sustaining the ultimate solvency of TGIC, or if the Director determines in his discretion that the continued operation of TGIC in accordance with this Order and its prior orders may be hazardous to the public and TGIC's policyholders, the Director may institute a rehabilitation or liquidation proceeding against TGIC. *TGIC hereby agrees to consent in a form acceptable to the Director to the entry by any court having jurisdiction over TGIC and such proceeding at the request of the Director for an order implementing any such proceedings as defined under Section 186.1(7) of the Code and hereby waives any right it may have under the Code or otherwise to object to or appeal the entry of such order.* (Emphasis added.)

11.   The second Corrective Order further provides that,

YOU ARE FURTHER NOTIFIED that failure to comply with any of the terms of this Order may result in the institution by the Director of proceedings for the conservation, rehabilitation or liquidation of Triad under Article XIII of the Illinois Insurance Code (215 ILCS 5/187 et seq.). Nothing in this Order, however, shall prevent the Director from taking any other action provided fur by law during the time this Order remains in effect.

12.   On December 8, 2012, Triad's Board of Directors approved a Written Consent to the entry of an Agreed Order of Rehabilitation With A Finding of Insolvency as to and against Triad. A copy of the Written Consent is attached hereto as Exhibit 1. The Written Consent further agrees and consents to the waiver service of process of the Director's Verified Complaint for Rehabilitation, of any right to appear, answer or otherwise plead to such Complaint, and/or to appeal such Agreed Order of Rehabilitation.

13.   On December 8, 2012, TGAC's Board of Directors approved a Written Consent to the entry of an Agreed Order of Rehabilitation as to and against TGAC. A copy of the Written Consent is attached hereto as Exhibit 2. The Written Consent further agrees and consents to the waiver

service of process of the Director's Verified Complaint for Rehabilitation, of any right to appear,

answer or otherwise plead to such Complaint, and/or to appeal such Agreed Order of Rehabilitation.

GROUNDS FOR REHABILITATION

14.   Section 187 of the Code, 215 ILCS 5/187, provides, *inter alia*, that Article XIII of the

Code, *supra*, applies to every corporation, association, firm, company, partnership, individual, and

aggregation of individuals to which any article of the Code is applicable, or which is subject to

examination, visitation or supervision by the Director under any provision of the Code or under any

law of this State, or which is engaging in an insurance or surety business.

15.   Section 188 of the Code, 215 ILCS 5/188, provides the grounds for rehabilitation of a

domestic company as follows:

> Whenever any domestic company...:
>
> 1.   is insolvent;
>
> * * *
>
> 6.   is found to be in such condition that its further transaction of business
> would be hazardous to its policyholders, or to its creditors, or to the
> public;
>
> * * *
>
> 13.   consents by a majority of its directors, stockholders or members.

16.   Based upon his investigation of Triad's financial condition, discussions with Triad's

management relating to the business practices and financial condition of the Defendant, and a review

of Triad's books, records and accounts, including its Second Quarter Statement, and the August 2012

Financial Results, the Director has determined that conditions exist that would justify a court order

for the rehabilitation of Triad pursuant to Section 188 of the Code, *id.*, as follows:

A. Triad is insolvent in an amount in excess of $800,000,000. As set forth is Triad's Second Quarter Statement, if the prescribed accounting practices are discontinued, then Triad has a negative policyholder surplus of $801,510,661 and the Director reasonably believes that Triad is insolvent on a balance sheet basis. *See* 215 ILCS 5/188(1).

B. On September 21, 2012, Triad reported to the Department that, as of August 31, 2012, its Deferred Payment Obligations exceeded its cash and invested assets by 14.8 million dollars. Triad has failed to comply with the applicable requirements of the second Corrective Order that it maintain escrowed funds in an amount equal to its liabilities for its Deferred Payment Obligations plus carrying charges, and the Director reasonably believes that Triad's condition is such that its further transaction of business would be hazardous to its policyholders, or to its creditors, or to the public. *See* 215 ILCS 5/188(6).

C. On December 8, 2012, Triad's Board of Directors approved a Written Consent to the entry of an Agreed Order of Rehabilitation With A Finding of Insolvency as to and against Triad.

17. Based upon his investigation of TGAC's financial condition, discussions with TGAC's management relating to the business practices and financial condition of the Defendant, and a review of TGAC's books, records and accounts, the Director has determined that conditions exist that would justify a court order for the rehabilitation of Triad pursuant to Section 188 of the Code, *id.*, as follows: on December 8, 2012, TGAC's Board of Directors approved a Written Consent to the entry of an Agreed Order of Rehabilitation as to and against TGAC.

18. As a result of his investigation the Director has determined it is in the best interests of Triad and TGAC, their policyholders, creditors, shareholder and the public, that the Defendants, Triad and TGAC, be placed into rehabilitation in accordance with Article XIII of the Code, *supra*.

WHEREFORE, the People of the State of Illinois, upon the relation of Andrew Boron, Director of Insurance of the State of Illinois, pray that an order be entered by this Honorable Court as follows:

A. Finding that:

i. Sufficient cause exists for the entry of an order for rehabilitation of the Defendant, Triad, including that Triad is insolvent, its further transaction of business would be hazardous to its policyholders, creditors or to the public, and consent of its Board of Directors; and

ii. Sufficient cause exists for the entry of an order for rehabilitation of the Defendant, TGAC, including the consent of its Board of Directors; and

iii. Pursuant to Section 191 of the Code, 215 ILCS 5/191, the entry of the order prayed for herein creates an estate comprising of all of the liabilities and assets of Triad; and

iv. Pursuant to Section 191 of the Code, 215 ILCS 5/191, the entry of the order prayed for herein creates an estate comprising of all of the liabilities and assets of TGAC; and

v. Upon the entry of the Order prayed for herein, the Rehabilitator's statutory authority includes, without limitation, the following:

a.   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is vested by operation of law with the title to all property, contracts, and rights of action of Triad and TGAC; and

b.   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is entitled to immediate possession and control of all property, contracts, and rights of action of Triad and TGAC; and

c.   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is authorized to remove any and all records and property of Triad and TGAC to his possession and control or to such other place as may be convenient for purposes of the efficient and orderly administration of Triad's and TGAC's rehabilitation; and

d.   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator is authorized to deal with the property, business and affairs of Triad and TGAC in his name, as Director, and that the Rehabilitator is authorized to deal with the property, business and affairs of Triad and TGAC in the name of Triad and TGAC, as applicable; and

e.   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator, without the prior approval of the Court, is authorized to sell or otherwise dispose of any real or personal property of Triad and TGAC, or any part thereof, and to sell or compromise all debts or claims owing to Triad and TGAC having a value in the amount of Twenty-Five Thousand ($25,000.00)

Dollars, or less. Any such sale by the Rehabilitator of the real or personal property of Triad and TGAC having a value in excess of Twenty-Five Thousand ($25,000.00) Dollars, and sale or compromise of debts owing to Triad by the Rehabilitator where the debt owing to Triad and TGAC exceeds Twenty-Five Thousand ($25,000.00) Dollars shall be made subject to the approval of the Court; and

f.   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator may solicit contracts whereby a solvent company agrees to assume, in whole or in part, or upon a modified basis, the liabilities of a company in rehabilitation in a manner consistent with subsection (4) of Section 193 of the Code, 215 ILCS 5/193(4); and

g.   Pursuant to Section 192(3) of the Code, 215 ILCS 5/192(3), the Rehabilitator is authorized to bring any action, claim, suit or proceeding against any person with respect to that person's dealings with Triad and TGAC including, but not limited to, prosecuting any action, claim, suit, or proceeding on behalf of the policyholders, members, beneficiaries or creditors of Triad and TGAC; and

h.   Pursuant to Section 192(4) of the Code, 215 ILCS 5/192(4), if at any time the Rehabilitator finds that it is in the best interests of the policyholders, beneficiaries, and creditors to effect a plan of rehabilitation, the Rehabilitator may submit such a plan to the Court for its approval; and

i. Pursuant to Section 194(b) of the Code, 215 ILCS 5/194(b), the Rehabilitator may, within two (2) years after the entry of the rehabilitation order prayed for herein or within such further time as applicable law permits, institute an action, claim, suit, or proceeding upon any cause of action against which the period of limitation fixed by applicable law had not expired as of the filing of the complaint upon which said order was entered; and

j. Subject to the provisions of Section 202 of the Code, 215 ILCS 5/202, the Rehabilitator is authorized to appoint and retain those persons specified in Section 202(a) of the Code, 215 ILCS 5/202(a), and to pay, without the further order of this Court, from the assets of Triad and TGAC, all administrative expenses incurred during the course of the rehabilitation of Triad and TGAC; and

k. Pursuant to Section 203 of the Code, 215 ILCS 5/203, the Rehabilitator shall not be required to pay any fee to any public officer for filing, recording or in any manner authenticating any paper or instrument relating to any proceeding under Article XIII of the Illinois Insurance Code, 215 ILCS 5/187, *et seq.*, nor for services rendered by any public officer for serving any process; and

l. Pursuant to the provisions of Section 204 of the Code, 215 ILCS 5/204, the Rehabilitator may seek to avoid preferential transfers of Triad's

and TGAC's property and to recover such property or its value, if it has been converted; and

B.   Ordering with respect to the Defendants, Triad and TGAC, that:

i.   This Order of Rehabilitation is entered against Triad with a finding of insolvency, and is also entered against TGAC without a finding of insolvency.

ii.   Andrew Boron, Director of Insurance of the State of Illinois, and his successors in office, are affirmed as the statutory Rehabilitator (the "Rehabilitator") of Triad and TGAC, with all of the powers appurtenant thereto.

iii.   The Order of Rehabilitation affirming Andrew Boron, Director of Insurance of the State of Illinois, and his successors in office as Rehabilitator of Triad and TGAC is an interlocutory order appealable as of right pursuant to Illinois Supreme Court Rule 307(a)(5).

iv.   The Rehabilitator, subject to the further orders of the Court, is authorized to take such actions as the nature of the cause and the interests of Triad and TGAC, their policyholders, beneficiaries, creditors, or the public may require including, but not limited to, the following:

v.   The Rehabilitator is directed and authorized to take immediate possession and control of the property, books, records, accounts, business and affairs, and all other assets of Triad, and of the premises occupied by Triad and TGAC for the transaction of their business, and to take such action as the nature of this cause and the interests of Triad's and TGAC's policyholders, beneficiaries, creditors or the public may

require, subject to further orders of the Court, pursuant to the provisions of Article XIII of the Code, *supra*; and directing and authorizing the Rehabilitator to rehabilitate, wind down, or terminate Triad's and TGAC's business and affairs, and to make the continued expenditure of such wages, rents and expenses as he may deem necessary and proper for the administration of the rehabilitation of Triad and TGAC; and

vi.   The Rehabilitator is authorized to sue, defend, and settle or pay claims on behalf of Triad and TGAC, or for the benefit of Triad's and TGAC's policyholders, beneficiaries, members and creditors, in the courts either in his name as the Rehabilitator of Triad and TGAC, or in the name of Triad and TGAC.

vii.   The Director is vested with the right, title and interest in all funds recoverable under treaties and agreements of excess insurance or reinsurance heretofore entered into by or on behalf of Triad and TGAC, and that all excess insurance or reinsurance companies involved with Triad be restrained and enjoined from making any settlements with any claimant or policyholder of Triad and TGAC, or any other person, other than the Director as Rehabilitator, except with the written consent of the Director.

viii.   Any acts or omissions of the Rehabilitator in connection with the rehabilitation shall not be construed or considered to be a preference within the meaning of Section 204 of the Code, 215 ILCS 5/204, notwithstanding the fact that any such act or omission may cause a policyholder, beneficiary, third party or creditor to receive a greater percentage of debt owed to or by Triad and TGAC than any other policyholder,

beneficiary, third party or creditor in the same class.

ix.   The caption in this cause and all pleadings filed in this matter shall hereafter

read:

"IN THE MATTER OF THE REHABILITATION
OF TRIAD GUARANTY INSURANCE CORPORATION
and TRIAD GUARANTY ASSURANCE CORPORATION"

x.   All costs of the proceedings prayed for herein be taxed and assessed against

the Defendants, Triad and TGAC.

xi.   Pursuant to its authority under Section 189 of the Code, 215 ILCS 5/189, the

Court issue the following mandatory and prohibitive injunctions:

     a.   In accordance with Section 191 of the Code, *supra,* all persons,

companies, and entities shall immediately release their possession and control

of any and all property, contracts, and rights of action of Triad and TGAC to

the Director including, but not limited to, bank accounts and bank records,

premium and related records, and claim, underwriting, accounting and

litigation files, as follows:

          1.   All accountants, auditors, actuaries, and attorneys of Triad and

TGAC having knowledge of the order of rehabilitation be ordered to

deliver to the Rehabilitator, at his request, copies of all documents in

their possession or under their control concerning or related to Triad

and TGAC, and to provide the Rehabilitator with such information as

he may require concerning any and all business and/or professional

relationships between them and Triad and TGAC, and concerning any and all activities, projects, jobs and the like undertaken and/or performed by them at the request of Triad or TGAC, or their respective agents, servants, officers, trustees, directors and/or employees, or which Triad and TGAC may be, or is, entitled to as the result of their relationship with such accountants, auditors, actuaries, and attorneys; and

2. Triad and TGAC and their respective, directors, officers, agents, third party administrators, servants, representatives, employees, and affiliated companies, and all other persons and entities having knowledge of the order of rehabilitation be ordered to give immediate possession and control to the Rehabilitator of all property, business, books, records and accounts of Triad and TGAC, and all premises occupied by Triad and TGAC for the transaction of their business; and

3. All banks, brokerage houses, financial institutions and any and all other companies, persons or entities having knowledge of the order of rehabilitation be ordered to immediately deliver any and all such assets and/or records to the Rehabilitator; and

4. Triad's and TGAC's agents, representatives, employees and servants having knowledge of the order of rehabilitation be ordered to immediately turn over all such funds in their possession or under their

control, or to which they may hereafter acquire possession or control, to the Rehabilitator in gross and not net of any commissions which may be due thereon; and

b.   Triad and TGAC and their respective, directors, officers, agents, servants, representatives and employees, and all other persons and entities having knowledge of the order prayed for herein be enjoined and restrained from transacting any business of Triad and TGAC, or disposing of any company property or assets, without the express written consent of the Rehabilitator, or doing or permitting to be done any action which might waste the property or assets of Triad and TGAC, until the further order of the Court; and

c.   That the, directors, officers, agents, third party administrators, servants, representatives and employees of Triad and TGAC, and all other persons and entities, including Triad's and TGAC's policyholders and creditors, having knowledge of the order prayed for herein be enjoined and restrained from bringing or further prosecuting any claim, action or proceeding at law or in equity or otherwise, whether in this State or elsewhere, against Triad and TGAC, or their property or assets, or the Director as their Rehabilitator, except insofar as those claims, actions or proceedings arise in or are brought in the rehabilitation proceedings prayed for herein; or from obtaining, asserting or enforcing preferences, judgments,

attachments or other like liens, including common law retaining liens, or encumbrances or the making of any levy against Triad and TGAC, or their property or assets while in the possession and control of the Rehabilitator, or from interfering in any way with the Rehabilitator in his possession or control of the property, business, books, records, accounts, premises and all other assets of Triad and TGAC, until the further order of the Court; and

d.   That any and all banks, brokerage houses, financial institutions and any and all other companies, persons or entities having knowledge of the order prayed for herein, having in its possession accounts and any other assets which are, or may be, the property of Triad and TGAC, be enjoined and restrained from disbursing or disposing of said accounts and assets and be further restrained from disposing of or destroying any records pertaining to any business transaction between Triad and TGAC, and such banks, brokerage houses, financial institutions, companies, persons or entities having done business, or doing business, with Triad and TGAC, or having in its possession assets which are, or may be, the property of Triad and TGAC; and

e.   That all agents and brokers of Triad and TGAC, and their respective agents, servants, representatives and employees, and all other persons, be enjoined and restrained from returning any unearned premiums or any money in its possession, or under its control, collected from premiums, contributions or assessments upon policies, contracts or certificates of insurance or

reinsurance previously issued by Triad and TGAC, to policyholders, beneficiaries, members or others; and

    f.   That all insurance and reinsurance companies and entities that assumed liabilities from Triad and TGAC arising under either contracts, policies of insurance, certificates of insurance, or contracts of reinsurance issued by Triad and TGAC, be enjoined and restrained from making any settlements with any claimant or policyholder of Triad and TGAC, or any other person other than the Rehabilitator, except with the written consent of the Rehabilitator, except when the reinsurance agreement, certificate, contract or treaty lawfully provides for payment to or on the behalf of Triad's and TGAC's insured by the reinsurer.

xii.   The rights and liabilities of Triad and TGAC, and of their creditors, policyholders, stockholder, and all other persons interested in their assets are not fixed by the entry of the order of rehabilitation.

xiii.   The Court retains jurisdiction in this cause for the purpose of granting further relief as the nature of this cause and the interests of Triad and TGAC, its policyholders, beneficiaries, and creditors, or of the public, may require and/or as the Court may deem proper in the premises.

Respectfully submitted,



_____
Assistant Attorney General

Lisa Madigan
Attorney General Of
The State of Illinois
Attorney for the PEOPLE OF
THE STATE OF ILLINOIS
Paul Prezioso
Assistant Attorney General
James R. Thompson Center
100 West Randolph Street, 13th Floor
Chicago, Illinois 60601
312-814-5022
Attorney Code #99000

Of Counsel:

J. Kevin Baldwin
Daniel A. Guberman
Counsel to the Director as Receiver
222 Merchandise Mart Plaza
Suite 1450
Chicago, IL 60654
(312) 836-9500
Attorney Code #16819

VERIFICATION BY CERTIFICATION

Under penalties as provided by law pursuant to Section 1-109 of the Code of Civil Procedure, the undersigned, in his capacity as Director of Insurance of the State of Illinois, certifies that the statements set forth in the above and foregoing Complaint are true and correct, except as to matters therein stated to be on information and belief, and as to such matters the undersigned certifies as aforesaid that he verily believes the same to be true.

DATED: 12-11-12



ANDREW BORON
Director

EXHIBIT 1

WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
OF
TRIAD GUARANTY INSURANCE CORPORATION

DECEMBER 8, 2012

The undersigned, being a majority of the Board of Directors of Triad Guaranty Insurance Corporation, a mortgage guaranty insurance company duly organized and authorized under the laws of the State of Illinois ("Triad"), pursuant to the Illinois Insurance Code and pursuant to the By-Laws of Triad, do hereby give their written consent to the taking of the following action:

WHEREAS, Triad has been presented with a draft Verified Complaint for Rehabilitation (the "Complaint"), to be filed by the People of the State of Illinois, *ex rel.*, Andrew Boron, Director of Insurance of the State of Illinois, (a copy of which is attached hereto as Attachment 1) alleging that a majority of Triad's Board of Directors has consented to the entry of an Agreed Order of Rehabilitation (a draft copy of which is attached hereto as Attachment 2); and

WHEREAS, the Complaint alleges as additional grounds for rehabilitation that Triad is insolvent and that Triad, having insufficient assets to comply with the applicable requirements of Amended Corrective Order 01-2009 that it maintain escrowed funds in an amount equal to its liabilities for its Deferred Payment Obligations plus carrying charges, is such condition that its further transaction of business would be hazardous to its policyholders, or to its creditors, or to the public; and

WHEREAS, the majority of the Board of Directors of Triad believe it is in the best interests of Triad's policyholders, creditors, and of the general public, for Triad not to oppose, and to agree to, the commencement of rehabilitation proceedings and the entry of an Agreed Order of Rehabilitation, in the form of Attachment 2 to this Written Consent, as to and against Triad by the Circuit Court of Cook County, Illinois.

NOW, THEREFOR, BE IT RESOLVED, that Triad, by a majority of its Board of Directors, hereby agrees and consents to the commencement of rehabilitation proceedings and the entry of an Agreed Order of Rehabilitation to this Written Consent, as to and against Triad by the Circuit Court of Cook County, Illinois; agrees and consents to the rehabilitation of Triad by Andrew Boron, Director of Insurance of the State of Illinois, under the insurance laws of the State of Illinois; agrees and consents to waive service of process of the Director's Verified Complaint for Rehabilitation; and agrees and consents to waive any right to appear, answer or otherwise plead to such Complaint and/or to appeal such Agreed Order of Rehabilitation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of Triad listed below this 8 day of December, 2012.

Kenneth W Jones

Kenneth S. Dwyer

Earl F. Wall

____

____

____

____

Being a majority of the Directors of Triad Guaranty Insurance Corporation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of Triad listed below this _8_ day of December, 2012.

William J. Ratliff, III

_____

_____

_____

_____

_____

Being a majority of the Directors of Triad Guaranty Insurance Corporation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of Triad listed below this _8_ day of December, 2012.

_____

_____

_____

_____

_____

_____

Being a majority of the Directors of Triad Guaranty Insurance Corporation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of Triad listed below this 8th day of December, 2012.

Jerome F. Schweterau

_____

_____

_____

_____

_____

Being a majority of the Directors of Triad Guaranty Insurance Corporation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of Triad listed below this ___8___ day of December, 2012.

_____

_____

_____

_____

_____

_____

Being a majority of the Directors of Triad Guaranty Insurance Corporation.

Exhibit 2

WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
OF
TRIAD GUARANTY ASSURANCE CORPORATION

DECEMBER 8, 2012

The undersigned, being a majority of the Board of Directors of Triad Guaranty Assurance Corporation, a mortgage guaranty insurance company duly organized and authorized under the laws of the State of Illinois ("TGAC"), pursuant to the Illinois Insurance Code and pursuant to the By-Laws of TGAC, do hereby give their written consent to the taking of the following action:

WHEREAS, TGAC has been presented with a draft Verified Complaint for Rehabilitation (the "Complaint"), to be filed by the People of the State of Illinois, *ex rel.*, Andrew Boron, Director of Insurance of the State of Illinois, (a copy of which is attached hereto as Attachment 1) alleging that a majority of TGAC's Board of Directors has consented to the entry of an Agreed Order of Rehabilitation (a draft copy of which is attached hereto as Attachment 2); and

WHEREAS, the majority of the Board of Directors of TGAC believe it is in the best interests of TGAC's policyholders, creditors, and of the general public, for TGAC not to oppose, and to agree to, the commencement of rehabilitation proceedings and the entry of an Agreed Order of Rehabilitation, in the form of Attachment 2 to this Written Consent, as to and against TGAC by the Circuit Court of Cook County, Illinois.

NOW, THEREFOR, BE IT RESOLVED, that TGAC, by a majority of its Board of Directors, hereby agrees and consents to the commencement of rehabilitation proceedings and the entry of an Agreed Order of Rehabilitation to this Written Consent, as to and against TGAC by the Circuit Court of Cook County, Illinois; agrees and consents to the rehabilitation of TGAC by Andrew Boron, Director of Insurance of the State of Illinois, under the insurance laws of the State of Illinois; agrees and consents to waive service of process of the Director's Verified Complaint for Rehabilitation; and agrees and consents to waive any right to appear, answer or otherwise plead to such Complaint and/or to appeal such Agreed Order of Rehabilitation.

IN WITNESS WHEREOF, this written consent has been executed by the Directors of TGAC listed below this 8 day of December, 2012.

Kenneth W Jones

Kenneth S Dwyer

Earl F. Wall

Being a majority of the Directors of Triad Guaranty Assurance Corporation.

William J. Ratliff, III

Being a majority of the Directors of Triad Guaranty Assurance Corporation.

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Being a majority of the Directors of Triad Guaranty Assurance Corporation.

Jerome F. Schuttat

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Being a majority of the Directors of Triad Guaranty Assurance Corporation.

Howard G Adams

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Being a majority of the Directors of Triad Guaranty Assurance Corporation.